File No. 001-09973
July 25, 2024

VIA EDGAR

Joseph Kempf
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Middleby Corp
Form 10-K for the Year Ended December 30, 2023
Filed February 28, 2024
Form 8-K Dated May 8, 2024
Filed on May 8, 2024
File No. 001-09973

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Dear Joseph Kempf:

Set forth below is the response of The Middleby Corporation (the "Company") to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), dated July 11, 2024 (the "Comment Letter"), regarding the Company's Form 10-K for the fiscal year ended December 30, 2023, filed on February 28, 2024 (the "Form 10-K") and Form 8-K for the quarter ended March 30, 2024, filed on May 8, 2024 (the “Form 8-K”).

The Company's response to the Comment Letter is preceded by the Staff's comment in its entirety, with the Company's corresponding response set forth immediately following.

Response dated July 25, 2024

Form 10-K for the Year Ended December 30, 2023, Filed February 28, 2024
Item 7. Management's Discussion and Analysis
Results of Operations

Net Sales, page 32

1. In light of the material period to period changes in your net sales, describe and quantify the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services, as required by Item 303(b)(2)(ii) of Regulation S-K.

Middleby’s Response:

We have reviewed and acknowledge the Staff’s comment. In the future, if there are changes to pricing, volume or the amount of goods or services sold, or the introduction of new products or services that materially impact our financial results, we will describe those changes in future filings. With respect to quantifying the extent to which any such material changes in net sales from period to period may be attributable to specific changes in prices, however, we do not assess specific pricing impacts at a granular level when analyzing changes in our net sales.

Across our businesses, we offer many products that are sold at varying prices to different customers in several different regions. For example, changes in unit volumes may be driven in part by pricing as a result of promotions or from groups of products sold at a combined price or discount from the prices of the same products sold separately. New product launches and product discontinuations also contribute to changes in product mix that lead to different price and volume outcomes from period to period.

As a result, when assessing changes in net sales, our management considers, among other things, overall pricing actions and how those actions apply to various product lines and customers. They also consider qualitative information about the processes to implement pricing actions and how such pricing actions have or may, on their own, impact demand or volume. If material, we include a description of these factors in our filings.

We believe, based on these considerations and with our commitment in response to the Staff’s comment to describe material changes that are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or the introduction of new products or services, our disclosures will comply with the requirements of Item 303(b)(2)(ii) of Regulation S-K.

Selling, General, and Administrative Expenses, page 33

2. We note that unquantified lower compensation costs, professional fees, and intangible amortization expense partially offset higher but unquantified selling and marketing expenses. Please revise here and elsewhere, as applicable, to quantify the impact of each material factor when your results are impacted by two or more factors.

Middleby’s Response:

We have reviewed and acknowledge the Staff’s comment. In future filings, our disclosures will quantify the factors that resulted in material changes in selling, general, and administrative expenses from period to period. Such disclosure would be substantially similar to the example disclosure below, with appropriate adjustments to reflect the material factors for the relevant period. The following is an example of how we will enhance the disclosure in future filings, using the identified disclosure from the Form 10-K (changes noted in bold):

Combined selling, general, and administrative expenses increased by $9.7 million to $806.9 million in fiscal 2023 from $797.2 million in 2022. As a percentage of net sales, selling, general and administrative expenses amounted to 20.0% in fiscal 2023 and 19.8% in fiscal 2022.

Selling, general and administrative expenses reflect increased costs of $33.6 million associated with acquisitions, including $5.6 million of non-cash intangible amortization expense.

Selling, general and administrative expenses reflect decreases in intangible amortization expense of $16.8 million, compensation costs including commissions of $7.8 million, and professional fees of $5.4 million. These decreases were partially offset by $8.5 million attributed to higher selling and marketing expenses. Foreign exchange rates had an unfavorable impact of $2.2 million.

Form 8-K Dated and Filed on May 8, 2024
Exhibit 99.1

The Middleby Corporation Reports First Quarter Results, page 1

3. Please revise in future filings to avoid presenting non-GAAP measures, such as Adjusted
EBITDA and Organic adjusted EBITDA margin, in greater prominence than the presentations of the most directly comparable GAAP measures. See the answers to Question 102.10 of the guidance provided by the Division of Corporation Finance's Compliance & Disclosure Interpretations of the rules and regulations on the use of non-GAAP financial measures.

Middleby’s Response:

We have reviewed the Staff’s comment and confirm that we will not present our non-GAAP measures in greater prominence than the presentation of the most directly comparable GAAP measures in our future filings.

If you have any questions or concerns, wish to discuss, or require clarification on any of the matters addressed herein, please do not hesitate to contact me at your convenience.

Very truly yours,

/s/ Bryan E. Mittelman

Chief Financial Officer
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